SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
CNB Financial Services, Inc.
(Name of Issuer)
Common Stock - $1 par value per share
(Title of Class of Securities)

12613 N 10 3
(CUSIP Number)

Rebecca S. Stotler, CNB Bank, Inc. 101 South Washington Street
Berkeley Springs, WV 25411
304-258-1520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12613 N 10 3

1	NAMES OF REPORTING PERSONS D. Louise Stotler XXX-XX-XXXX and Deborah Dhayer XXX-XX-XXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) m

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 12D filed by D. Louise Stotler and Deborah Dhayer with the Securities and Exchange Commission (the “Commission”) on August 31, 2000. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     (a), (b) and (c) This statement is being filed by the Reporting Persons. The principal address of the Reporting Persons is 3077 Valley Road, Berkeley Springs, WV 25411. The Reporting Persons own and operate Eddie’s Tire Service 3077 Valley Road, Berkeley Springs, WV 25411.
Item 5. Interest in Securities of the Issuer
     (e) As of July 24, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock of the Company.
     The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28 2009	/s/ D. Louise Stotler
Signature

Date: July 28 2009	/s/ Deborah Dhayer
Signature

SCHEDULE 13D
ANNEX A
RECENT TRANSACTIONS IN THE SECURITIES OF
CNB FINANCIAL SERVICES, INC.
Transactions for the account of D. Louise Stotler and Deborah Dhayer in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share

7-24-09	Transfer	47,488	N/A